TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

September 30, 2011

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2011 and September 30, 2011

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31, 2011	September 30, 2011	September 30, 2011
Assets
Current assets:
Cash and cash equivalents	¥2,080,709	¥1,756,004	$22,910
Time deposits	203,874	320,932	4,187
Marketable securities	1,225,435	977,847	12,757
Trade accounts and notes receivable, less allowance for doubtful accounts	1,449,151	1,573,116	20,523
Finance receivables, net	4,136,805	3,590,400	46,842
Other receivables	306,201	317,583	4,143
Inventories	1,304,242	1,429,363	18,648
Deferred income taxes	605,884	602,765	7,864
Prepaid expenses and other current assets	517,454	677,970	8,845

Total current assets	11,829,755	11,245,980	146,719

Noncurrent finance receivables, net	5,556,746	5,101,592	66,557
Investments and other assets:
Marketable securities and other securities investments	3,571,187	3,638,222	47,465
Affiliated companies	1,827,331	1,803,272	23,526
Employees receivables	62,158	57,454	750
Other	661,829	637,813	8,321

Total investments and other assets	6,122,505	6,136,761	80,062

Property, plant and equipment:
Land	1,237,620	1,227,169	16,010
Buildings	3,635,605	3,592,887	46,874
Machinery and equipment	8,947,350	8,740,793	114,035
Vehicles and equipment on operating leases	2,491,946	2,259,348	29,476
Construction in progress	298,828	280,861	3,664

Total property, plant and equipment, at cost	16,611,349	16,101,058	210,059

Less – Accumulated depreciation	(10,302,189)	(10,197,835)	(133,044)

Total property, plant and equipment, net	6,309,160	5,903,223	77,015

Total assets	¥29,818,166	¥28,387,556	$370,353

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2011 and September 30, 2011

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31, 2011	September 30, 2011	September 30, 2011
Liabilities
Current liabilities:
Short-term borrowings	¥3,179,009	¥3,229,989	$42,139
Current portion of long-term debt	2,772,827	2,870,664	37,452
Accounts payable	1,503,072	1,787,681	23,323
Other payables	579,326	460,678	6,010
Accrued expenses	1,773,233	1,666,670	21,744
Income taxes payable	112,801	109,142	1,424
Other current liabilities	870,722	807,756	10,538

Total current liabilities	10,790,990	10,932,580	142,630

Long-term liabilities:
Long-term debt	6,449,220	5,290,833	69,026
Accrued pension and severance costs	668,022	663,180	8,652
Deferred income taxes	810,127	772,578	10,079
Other long-term liabilities	179,783	146,981	1,918

Total long-term liabilities	8,107,152	6,873,572	89,675

Total liabilities	18,898,142	17,806,152	232,305

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2011 and September 30, 2011 issued: 3,447,997,492 shares at March 31, 2011 and September 30, 2011	397,050	397,050	5,180
Additional paid-in capital	505,760	504,816	6,586
Retained earnings	11,835,665	11,823,175	154,248
Accumulated other comprehensive income (loss)	(1,144,721)	(1,447,183)	(18,880)
Treasury stock, at cost, 312,298,805 shares at March 31, 2011 and 312,311,928 shares at September 30, 2011	(1,261,383)	(1,261,425)	(16,457)

Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,016,433	130,677

Noncontrolling interest	587,653	564,971	7,371

Total shareholders’ equity	10,920,024	10,581,404	138,048

Commitments and contingencies

Total liabilities and shareholders’ equity	¥29,818,166	¥28,387,556	$370,353

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income

For the first half ended September 30, 2011

	Yen in millions		U.S. dollars in millions
	For the first half ended September 30, 2010	For the first half ended September 30, 2011	For the first half ended September 30, 2011
Net revenues:
Sales of products	¥9,083,659	¥7,473,159	$97,497
Financing operations	594,833	542,763	7,081

Total net revenues	9,678,492	8,015,922	104,578

Costs and expenses:
Cost of products sold	8,093,594	6,883,888	89,809
Cost of financing operations	340,057	305,154	3,981
Selling, general and administrative	921,721	859,453	11,213

Total costs and expenses	9,355,372	8,048,495	105,003

Operating income (loss)	323,120	(32,573)	(425)

Other income (expense):
Interest and dividend income	46,078	50,608	660
Interest expense	(16,318)	(11,783)	(153)
Foreign exchange gain (loss), net	2,658	(13,874)	(181)
Other income, net	36,535	6,219	81

Total other income (expense)	68,953	31,170	407

Income (loss) before income taxes and equity in earnings of affiliated companies	392,073	(1,403)	(18)

Provision for income taxes	199,849	(28,210)	(368)
Equity in earnings of affiliated companies	133,816	79,526	1,037

Net income	326,040	106,333	1,387

Less: Net income attributable to the noncontrolling interests	(36,884)	(24,752)	(323)

Net income attributable to Toyota Motor Corporation	¥289,156	¥81,581	$1,064

	Yen	Yen	U.S. dollars
Net income attributable to Toyota Motor Corporation per share
Basic	¥92.21	¥26.02	$0.34

Diluted	¥92.21	¥26.02	$0.34

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income

For the second quarter ended September 30, 2011

	Yen in millions		U.S. dollars in millions
	For the second quarter ended September 30, 2010	For the second quarter ended September 30, 2011	For the second quarter ended September 30, 2011
Net revenues:
Sales of products	¥4,516,137	¥4,310,812	$56,240
Financing operations	290,530	264,060	3,445

Total net revenues	4,806,667	4,574,872	59,685

Costs and expenses:
Cost of products sold	4,071,186	3,908,557	50,992
Cost of financing operations	170,385	143,618	1,874
Selling, general and administrative	453,639	447,307	5,836

Total costs and expenses	4,695,210	4,499,482	58,702

Operating income	111,457	75,390	983

Other income (expense):
Interest and dividend income	17,625	18,130	237
Interest expense	(9,190)	(6,402)	(84)
Foreign exchange loss, net	(4,474)	(10,196)	(133)
Other income, net	13,651	2,206	29

Total other income (expense)	17,612	3,738	49

Quarterly income before income taxes and equity in earnings of affiliated companies	129,069	79,128	1,032

Provision for income taxes	77,401	14,978	195
Equity in earnings of affiliated companies	63,790	39,324	513

Quarterly net income	115,458	103,474	1,350

Less: Quarterly net income attributable to the noncontrolling interests	(16,768)	(23,053)	(301)

Quarterly net income attributable to Toyota Motor Corporation	¥98,690	¥80,421	$1,049

	Yen	Yen	U.S. dollars
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	¥31.47	¥25.65	$0.33

Diluted	¥31.47	¥25.65	$0.33

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first half ended September 30, 2011

	Yen in millions		U.S. dollars in millions
	For the first half ended September 30, 2010	For the first half ended September 30, 2011	For the first half ended September 30, 2011
Cash flows from operating activities:
Net income	¥326,040	¥106,333	$1,387
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	585,241	521,560	6,804
Provision for doubtful accounts and credit losses	(14,661)	(10,067)	(131)
Pension and severance costs, less payments	19,724	11,933	156
Losses on disposal of fixed assets	12,497	10,284	134
Unrealized losses on available-for-sale securities, net	2,454	3,677	48
Deferred income taxes	69,347	(16,642)	(217)
Equity in earnings of affiliated companies	(133,816)	(79,526)	(1,038)
Changes in operating assets and liabilities, and other	358,967	(58,194)	(759)

Net cash provided by operating activities	1,225,793	489,358	6,384

Cash flows from investing activities:
Additions to finance receivables	(4,341,431)	(4,038,894)	(52,693)
Collection of and proceeds from sales of finance receivables	4,141,915	4,090,856	53,371
Additions to fixed assets excluding equipment leased to others	(282,730)	(311,070)	(4,058)
Additions to equipment leased to others	(610,993)	(380,610)	(4,966)
Proceeds from sales of fixed assets excluding equipment leased to others	19,812	11,694	153
Proceeds from sales of equipment leased to others	283,630	240,254	3,134
Purchases of marketable securities and security investments	(2,104,618)	(1,532,107)	(19,988)
Proceeds from sales of and maturity of marketable securities and security investments	1,516,566	1,573,974	20,534
Changes in investments and other assets, and other	97,155	(62,458)	(815)

Net cash used in investing activities	(1,280,694)	(408,361)	(5,328)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,907,918	827,401	10,794
Payments of long-term debt	(1,212,406)	(1,255,850)	(16,384)
Increase (decrease) in short-term borrowings	(375,392)	279,988	3,653
Dividends paid	(78,400)	(94,071)	(1,227)
Purchase of common stock, and other	(18,730)	(28,699)	(374)

Net cash provided by (used in) financing activities	222,990	(271,231)	(3,538)

Effect of exchange rate changes on cash and cash equivalents	(114,467)	(134,471)	(1,754)

Net increase (decrease) in cash and cash equivalents	53,622	(324,705)	(4,236)

Cash and cash equivalents at beginning of period	1,865,746	2,080,709	27,146

Cash and cash equivalents at end of period	¥1,919,368	¥1,756,004	$22,910

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended September 30, 2011, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2011. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated result for the six-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In October 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of Revenue Recognition with Multiple Deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. Toyota adopted this guidance for revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In April 2011, FASB issued updated guidance to clarify the accounting for and disclosures about troubled debt restructurings by creditors. This guidance provides the criteria as to whether a loan modification constitutes a troubled debt restructuring and requires additional disclosures about troubled debt restructurings. Toyota expects to add disclosures based on this guidance from the fiscal year ending on March 31, 2012. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	U.S. dollar amounts:

U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥76.65 = U.S. $1, the approximate current exchange rate at September 30, 2011, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the periods ended September 30, 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first half and the second quarter ended September 30, 2010 and 2011, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2011 and September 30, 2011:

	Yen in millions		U.S. dollars in millions
	March 31, 2011	September 30, 2011	September 30, 2011
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥55,794	¥48,277	$630
Investments and other assets - Other	74,528	60,679	792

Total	¥130,322	¥108,956	$1,422

Other current liabilities	¥(7,410)	¥(1,325)	$(17)
Other long-term liabilities	(1,188)	(1,890)	(25)

Total	¥(8,598)	¥(3,215)	$(42)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥99,093	¥109,136	$1,424
Investments and other assets - Other	185,272	190,808	2,489

Total	¥284,365	¥299,944	$3,913

Other current liabilities	¥(64,611)	¥(43,980)	$(574)
Other long-term liabilities	(132,785)	(126,896)	(1,655)

Total	¥(197,396)	¥(170,876)	$(2,229)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥2,619	¥23,409	$305
Investments and other assets - Other	—	138	2

Total	¥2,619	¥23,547	$307

Other current liabilities	¥(14,202)	¥(2,812)	$(37)
Other long-term liabilities	(75)	(53)	(1)

Total	¥(14,277)	¥(2,865)	$(38)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2011 and September 30, 2011:

	Yen in millions
	March 31, 2011
	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥617,472	¥11,460,275
Foreign exchange forward and option contracts	—	1,176,955

Total	¥617,472	¥12,637,230

	Yen in millions		U.S. dollars in millions
	September 30, 2011		September 30, 2011
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥409,311	¥10,250,683	$5,340	$133,734
Foreign exchange forward and option contracts	—	1,127,904	—	14,715

Total	¥409,311	¥11,378,587	$5,340	$148,449

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first half and the second quarter ended September 30, 2010 and 2011:

	Yen in millions
	For the first half ended September 30, 2010
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥50,139	¥(49,083)
Interest expense	(166)	166

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥43,097	¥—
Foreign exchange gain (loss), net	(1,977)	—
Foreign exchange forward and option contracts
Cost of financing operations	983	—
Foreign exchange gain (loss), net	86,506	—

	Yen in millions		U.S. dollars in millions
	For the first half ended September 30, 2011		For the first half ended September 30, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥8,607	¥(8,050)	$112	$(105)
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥45,424	¥—	$593	$—
Foreign exchange gain (loss), net	(1,248)	—	(16)	—
Foreign exchange forward and option contracts
Cost of financing operations	3,328	—	43	—
Foreign exchange gain (loss), net	58,274	—	760	—

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the second quarter ended September 30, 2010
	Gains or(losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥96,233	¥(96,017)
Interest expense	(166)	166

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥34,026	¥—
Foreign exchange gain (loss), net	1,140	—
Foreign exchange forward and option contracts
Cost of financing operations	(8,041)	—
Foreign exchange gain (loss), net	16,949	—

	Yen in millions		U.S. dollars in millions
	For the second quarter ended September 30, 2011		For the second quarter ended September 30, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(24,663)	¥24,932	$(322)	$325
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥(702)	¥—	$(9)	$—
Foreign exchange gain (loss), net	(768)	—	(10)	—
Foreign exchange forward and option contracts
Cost of financing operations	4,614	—	60	—
Foreign exchange gain (loss), net	43,156	—	563	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of September 30, 2011 is ¥22,388 million ($292 million). The aggregate fair value amount of assets that are already posted as of September 30, 2011 is ¥2,430 million ($32 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥22,388 million ($292 million) as of September 30, 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2011 is ¥1,603,969 million ($20,926 million). Liabilities for guarantee totaling ¥18,560 million ($242 million) have been provided as of September 30, 2011. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control System-intelligent (ETCS-i) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. In addition, of more than 300 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been consolidated into the multi-district litigation. The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States. This consolidated federal action suit is in its early stages and has included document production, depositions and various motions.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Additionally, there are approximately 10 putative class actions in various state courts, including California. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions alleging defects in the antilock braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the defects related to the antilock braking systems. The US cases have been consolidated into 2 actions, one in federal court in the United States District Court for the Central District of California and one in state court in the Los Angeles County Superior Court.

From February through March 2010, Toyota was also sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depository Shares and common stock. The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. Plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs. The judge dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act.

Toyota believes that it has meritorious defenses to all of these cases and will vigorously defend against them.

In July 2010, Toyota was sued in the Superior Court of the State of California, County of Los Angeles in a putative bondholder class action filed on behalf of purchasers of Toyota and Toyota Motor Credit Corporation bonds traded on foreign securities exchanges. The complaint alleged violations of California securities law, fraud, breach of fiduciary duty, and other state law claims. On September 15, 2010, Toyota removed the putative bondholder class action to the United States District Court for the Central District of California. On January 10, 2011, the District Court issued an order dismissing the case with prejudice, and entered judgment in favor of defendants. Plaintiff filed a notice of appeal to the United States Circuit Court of Appeals for the Ninth Circuit. Subsequently, the plaintiff filed a voluntarily dismissal, and on August 16, 2011, the appeals court entered an order dismissing the appeal. Therefore, the district court’s judgment in favor of Toyota and the other defendants has become final.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily seek production of documents related to the recalls of the steering relay rod.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 29 states’ plus one territory’s attorney general, and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which, except as noted above, are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of September 30, 2011 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations or cash flow. Beyond the amounts accrued, Toyota is unable to estimate a range of reasonably possible loss, if any, for the cases described above because (i) many of the proceedings are in early stages, (ii) the likelihood of classes being certified or the ultimate size of the classes, if any, is uncertain, (iii) the outcome of pending or future appeals or motions is unknown, (iv) significant factual issues need to be resolved, (v) in some cases, novel legal issues are presented, and/or (vi) the differences between the matters as well as their interrelations further complicate the prediction of outcomes. In reaching this conclusion, Toyota considers the stages of these matters, the discovery in and information available about these matters, Toyota’s experience with similar matters and Toyota’s assessment of the matters. Although an estimation is not possible based on current information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

United States Antitrust Proceedings

Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported federal and state class action lawsuits on behalf of all purchasers of new motor vehicles in the United States. The complaints allege that the defendants violated the Sherman Antitrust Act or state anti-trust law by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market, resulting in higher prices to United States consumers. Toyota believes that its actions have been lawful. In the interest of resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs in February 2006. The settlement agreement remains subject to court approval. In the meantime, the federal court granted summary judgment in favor of the remaining defendants and the time to appeal has lapsed. Current activity is centered in the California state courts, although that action is stayed against Toyota pending a ruling on the pending Toyota settlement. If final approval is granted, that approval should resolve this matter for Toyota.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available, Toyota believes that these matters would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the second quarter and the first half ended September 30, 2010 and 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Segment operating results -

For the second quarter ended September 30, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,393,296	¥290,530	¥122,841	¥—	¥4,806,667
Inter-segment sales and transfers	2,492	5,780	110,653	(118,925)	—

Total	4,395,788	296,310	233,494	(118,925)	4,806,667
Operating expenses	4,362,819	227,710	222,769	(118,088)	4,695,210

Operating income	¥32,969	¥68,600	¥10,725	¥(837)	¥111,457

For the second quarter ended September 30, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,176,146	¥264,059	¥134,667	¥—	¥4,574,872
Inter-segment sales and transfers	7,026	6,988	120,477	(134,491)	—

Total	4,183,172	271,047	255,144	(134,491)	4,574,872
Operating expenses	4,190,640	194,653	245,207	(131,018)	4,499,482

Operating income (loss)	¥(7,468)	¥76,394	¥9,937	¥(3,473)	¥75,390

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$54,483	$3,445	$1,757	$—	$59,685
Inter-segment sales and transfers	92	91	1,572	(1,755)	—

Total	54,575	3,536	3,329	(1,755)	59,685
Operating expenses	54,672	2,540	3,199	(1,709)	58,702

Operating income (loss)	$(97)	$996	$130	$(46)	$983

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the first half ended September 30, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥8,858,469	¥594,833	¥225,190	¥—	¥9,678,492
Inter-segment sales and transfers	5,121	9,142	221,179	(235,442)	—

Total	8,863,590	603,975	446,369	(235,442)	9,678,492
Operating expenses	8,733,922	420,265	431,638	(230,453)	9,355,372

Operating income	¥129,668	¥183,710	¥14,731	¥(4,989)	¥323,120

For the first half ended September 30, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥7,231,889	¥542,762	¥241,271	¥—	¥8,015,922
Inter-segment sales and transfers	12,113	14,057	204,412	(230,582)	—

Total	7,244,002	556,819	445,683	(230,582)	8,015,922
Operating expenses	7,454,012	385,814	437,696	(229,027)	8,048,495

Operating income (loss)	¥(210,010)	¥171,005	¥7,987	¥(1,555)	¥(32,573)

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$94,349	$7,081	$3,148	$—	$104,578
Inter-segment sales and transfers	158	183	2,667	(3,008)	—

Total	94,507	7,264	5,815	(3,008)	104,578
Operating expenses	97,247	5,033	5,711	(2,988)	105,003

Operating income (loss)	$(2,740)	$2,231	$104	$(20)	$(425)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic Information -

For the second quarter ended September 30, 2010:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,928,187	¥1,316,437	¥452,875	¥739,630	¥369,538	¥—	¥4,806,667
Inter-segment sales and transfers	991,431	21,203	12,447	54,499	38,454	(1,118,034)	—

Total	2,919,618	1,337,640	465,322	794,129	407,992	(1,118,034)	4,806,667
Operating expenses	2,944,106	1,301,461	467,400	720,136	376,168	(1,114,061)	4,695,210

Operating income (loss)	¥(24,488)	¥36,179	¥(2,078)	¥73,993	¥31,824	¥(3,973)	¥111,457

For the second quarter ended September 30, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,838,482	¥1,065,110	¥483,327	¥769,587	¥418,366	¥—	¥4,574,872
Inter-segment sales and transfers	1,030,562	20,665	15,848	57,664	36,863	(1,161,602)	—

Total	2,869,044	1,085,775	499,175	827,251	455,229	(1,161,602)	4,574,872
Operating expenses	2,938,323	1,053,223	493,551	756,824	418,188	(1,160,627)	4,499,482

Operating income (loss)	¥(69,279)	¥32,552	¥5,624	¥70,427	¥37,041	¥(975)	¥75,390

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$23,985	$13,896	$6,306	$10,040	$5,458	$—	$59,685
Inter-segment sales and transfers	13,445	269	207	753	481	(15,155)	—

Total	37,430	14,165	6,513	10,793	5,939	(15,155)	59,685
Operating expenses	38,334	13,741	6,439	9,874	5,456	(15,142)	58,702

Operating income (loss)	$(904)	$424	$74	$919	$483	$(13)	$983

“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the first half ended September 30, 2010:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥3,711,079	¥2,775,444	¥897,325	¥1,515,311	¥779,333	¥—	¥9,678,492
Inter-segment sales and transfers	2,015,141	45,833	27,808	113,658	82,390	(2,284,830)	—

Total	5,726,220	2,821,277	925,133	1,628,969	861,723	(2,284,830)	9,678,492
Operating expenses	5,778,207	2,675,396	934,048	1,464,751	788,819	(2,285,849)	9,355,372

Operating income (loss)	¥(51,987)	¥145,881	¥(8,915)	¥164,218	¥72,904	¥1,019	¥323,120

For the first half ended September 30, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥3,004,169	¥1,897,865	¥931,468	¥1,427,691	¥754,729	¥—	¥8,015,922
Inter-segment sales and transfers	1,649,364	41,508	27,620	99,497	69,316	(1,887,305)	—

Total	4,653,533	1,939,373	959,088	1,527,188	824,045	(1,887,305)	8,015,922
Operating expenses	4,929,446	1,877,830	961,015	1,396,649	765,976	(1,882,421)	8,048,495

Operating income (loss)	¥(275,913)	¥61,543	¥(1,927)	¥130,539	¥58,069	¥(4,884)	¥(32,573)

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$39,193	$24,760	$12,152	$18,626	$9,847	$—	$104,578
Inter-segment sales and transfers	21,518	542	360	1,298	904	(24,622)	—

Total	60,711	25,302	12,512	19,924	10,751	(24,622)	104,578
Operating expenses	64,311	24,499	12,537	18,221	9,993	(24,558)	105,003

Operating income (loss)	$(3,600)	$803	$(25)	$1,703	$758	$(64)	$(425)

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the second quarter ended September 30, 2010 and 2011:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the second quarter ended September 30, 2010	For the second quarter ended September 30, 2011	For the second quarter ended September 30, 2011
North America	¥1,334,211	¥1,084,236	$14,145
Europe	422,492	448,272	5,848
Asia	765,980	815,501	10,639
Other	774,809	821,588	10,719

For the first half ended September 30, 2010 and 2011:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the first half ended September 30, 2010	For the first half ended September 30, 2011	For the first half ended September 30, 2011
North America	¥2,811,449	¥1,923,087	$25,089
Europe	838,457	879,110	11,469
Asia	1,577,243	1,501,971	19,595
Other	1,583,025	1,397,127	18,227

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first half and the second quarter ended September 30, 2010 and 2011 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the first half ended September 30, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥289,156	3,135,998	¥92.21
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	0

Diluted net income attributable to Toyota Motor Corporation per common share	¥289,155	3,135,998	¥92.21

For the first half ended September 30, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥81,581	3,135,691	¥26.02	$1,064	$0.34
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	—		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥81,580	3,135,691	¥26.02	$1,064	$0.34

For the second quarter ended September 30, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥98,690	3,135,985	¥31.47
Effect of diluted securities
Assumed exercise of dilutive stock options	(0)	—

Diluted net income attributable to Toyota Motor Corporation per common share	¥98,690	3,135,985	¥31.47

For the second quarter ended September 30, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥80,421	3,135,687	¥25.65	$1,049	$0.33
Effect of diluted securities
Assumed exercise of dilutive stock options	(0)	—		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥80,421	3,135,687	¥25.65	$1,049	$0.33

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first half and the second quarter ended September 30, 2010 and 2011 mainly because the options’ exercise prices were greater than the average market price per common share during the period.

On June 17, 2011, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥94,071 million ($1,227 million), ¥30 ($0.39) per share, effective on June 20, 2011. On November 8, 2011, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥62,714 million ($818 million), ¥20 ($0.26) per share, which would be effective on November 30, 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2011 and September 30, 2011:

	Yen in millions
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥729,569	¥58,281	¥—	¥787,850
Time deposits	—	120,000	—	120,000
Marketable securities and other securities investments
Government bonds	3,127,170	—	—	3,127,170
Common stocks	960,229	—	—	960,229
Other	37,842	539,109	—	576,951
Derivative financial instruments	—	405,524	11,782	417,306

Total	¥4,854,810	¥1,122,914	¥11,782	¥5,989,506

Liabilities
Derivative financial instruments	¥—	¥(215,283)	¥(4,988)	¥(220,271)

Total	¥—	¥(215,283)	¥(4,988)	¥(220,271)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	September 30, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥722,960	¥104,298	¥—	¥827,258
Time deposits	—	250,000	—	250,000
Marketable securities and other securities investments
Government bonds	3,040,326	—	—	3,040,326
Common stocks	912,091	—	—	912,091
Other	30,644	520,832	—	551,476
Derivative financial instruments	—	416,492	15,955	432,447

Total	¥4,706,021	¥1,291,622	¥15,955	¥6,013,598

Liabilities
Derivative financial instruments	¥—	¥(172,279)	¥(4,677)	¥(176,956)

Total	¥—	¥(172,279)	¥(4,677)	¥(176,956)

	U.S. dollars in millions
	September 30, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$9,432	$1,361	$—	$10,793
Time deposits	—	3,261	—	3,261
Marketable securities and other securities investments
Government bonds	39,665	—	—	39,665
Common stocks	11,899	—	—	11,899
Other	400	6,795	—	7,195
Derivative financial instruments	—	5,434	208	5,642

Total	$61,396	$16,851	$208	$78,455

Liabilities
Derivative financial instruments	$—	$(2,248)	$(61)	$(2,309)

Total	$—	$(2,248)	$(61)	$(2,309)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Time deposits include negotiable certificate of deposit with original maturities over three months. These are highly liquid investments, and quoted market prices are used to determine the fair value of these investments.

Marketable securities and other securities investments -

Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds include 77% of Japanese government bonds, and 23% of U.S. and European government bonds as of March 31, 2011, and 69% of Japanese government bonds, and 31% of U.S., European and other government bonds as of September 30, 2011. Listed stocks on the Japanese stock markets represent 86% and 85% of common stocks as of March 31, 2011 and September 30, 2011, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities.

Derivative financial instruments -

See note 5 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first half and the second quarter ended September 30, 2010 and 2011 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first half and the second quarter ended September 30, 2010 and 2011 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Shareholders’ equity:

The following table summarizes the changes in shareholders’ equity for the first half ended September 30, 2010 and 2011:

	Yen in millions
	Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2010	¥10,359,723	¥570,720	¥10,930,443

Equity transaction with noncontrolling interests and other	20	(3,697)	(3,677)
Issuance during the year	824		824
Comprehensive loss
Net income	289,156	36,884	326,040
Other comprehensive income (loss)
Foreign currency translation adjustments	(282,276)	(11,432)	(293,708)
Unrealized gains or (losses) on securities, net of reclassification adjustments	(81,399)	(3,230)	(84,629)
Pension liability adjustments	15,819	(4,887)	10,932

Total comprehensive loss	(58,700)	17,335	(41,365)

Dividends paid to Toyota Motor Corporation shareholders	(78,400)		(78,400)
Dividends paid to noncontrolling interests		(18,689)	(18,689)
Purchase and reissuance of common stock	(39)		(39)

Balances at September 30, 2010	¥10,223,428	¥565,669	¥10,789,097

	Yen in millions			U.S. dollars in millions
	Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2011	¥10,332,371	¥587,653	¥10,920,024	$134,799	$7,667	$142,466

Equity transaction with noncontrolling interests and other	(376)	(709)	(1,085)	(5)	(9)	(14)
Issuance during the year	(568)		(568)	(7)		(7)
Comprehensive loss
Net income	81,581	24,752	106,333	1,064	323	1,387
Other comprehensive income (loss)
Foreign currency translation adjustments	(285,134)	(17,703)	(302,837)	(3,720)	(231)	(3,951)
Unrealized gains or (losses) on securities, net of reclassification adjustments	(19,155)	(1,097)	(20,252)	(250)	(14)	(264)
Pension liability adjustments	1,827	732	2,559	24	9	33

Total comprehensive loss	(220,881)	6,684	(214,197)	(2,882)	87	(2,795)

Dividends paid to Toyota Motor Corporation shareholders	(94,071)		(94,071)	(1,227)		(1,227)
Dividends paid to noncontrolling interests		(28,657)	(28,657)		(374)	(374)
Purchase and reissuance of common stock	(42)		(42)	(1)		(1)

Balances at September 30, 2011	¥10,016,433	¥564,971	¥10,581,404	$130,677	$7,371	$138,048

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

11.	Significant subsequent events:

As a result of delays in parts-supply due to the recent catastrophic flooding in Thailand beginning in October 2011, Toyota has halted production or adjusted utilization hours at certain domestic and foreign plants. The effects of the floods on the future production at these plants are yet to be assessed. Toyota believes that damages on Toyota’s inventories and machineries and equipments are minor and do not have a material impact on Toyota’s consolidated financial statements.